Exhibit 107

Calculation of Filing Fee Table

Schedule 14A
(Form Type)

Charter Communications, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction (1)	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$17,284,540,052.50 (1)	0.00015310	$2,646,263.08 (2)
Fees Previously Paid	—	—	—
Total Transaction Valuation	$17,284,540,052.50	—	—
Total Fees Due for Filing	—	—	$2,646,263.08
Total Fees Previously Paid	—	—	—
Total Fee Offsets	—	—	—
Net Fee Due	—	—	$2,646,263.08

(1)
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The proposed maximum aggregate value of the transaction is calculated based on the sum of (i) $4.0 billion, which represents the maximum aggregate cash consideration estimated to be paid by Charter Communications, Inc. (“Charter”) (or a subsidiary thereof) in connection with the completion of the transactions contemplated by that certain Transaction Agreement (as amended, the “Transaction Agreement”), dated as of May 16, 2025, by and among Charter, Charter Communications Holdings, LLC (“Charter Holdings”) and Cox Enterprises, Inc. (“Cox Enterprises”), and (ii) the product of (a) the sum of (x) 33,586,045, which represents the shares of Class A common stock, par value $0.001 per share (“Charter Class A common stock”), of Charter that Charter may be obligated to issue upon exchange of the 33,586,045 Class C common units of Charter Holdings that will initially be issued by Charter Holdings to Cox Enterprises in connection with the completion of the transactions contemplated by the Transaction Agreement and (y) 12,567,600, which represents the shares of Charter Class A common stock that Charter may be obligated to issue upon conversion and exchange of the convertible preferred units of Charter Holdings with an aggregate liquidation preference of $6.0 billion that will initially be issued by Charter Holdings to Cox Enterprises in connection with the completion of the transactions contemplated by the Transaction Agreement (assuming no adjustment to the initial conversion price of $477.41), multiplied by (b) $374.5, which is the average of the high and low price per share of the Charter Class A common stock as reported on the Nasdaq Global Select Market on June 17, 2025.

(2)
In accordance with Section 14(g) of the Exchange Act and Rule 0-11 of the Exchange Act, the filing fee was determined by multiplying the proposed maximum aggregate value of the transaction calculated in note (1) above by 0.00015310.

Table 2: Fee Offset Claims and Sources
N/A